As filed with the Securities and Exchange Commission on December 12, 2001

Registration Statement No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

Registration Statement
Under the Securities Act of 1933

LEGGETT & PLATT, INCORPORATED
(Exact Name Of Registrant As Specified In Its Charter)

Missouri		44-0324630
(State of other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
No. 1 Leggett Road Carthage, Missouri 64836 (417) 358-8131
(Adress, including zip code, and telephone number, including area code of, registrant's principal executive office)

LEGGETT & PLATT, INCORPORATED DEFERRED COMPENSATION PROGRAM
(Full Title of the Plan)

ERNEST C. JETT
Vice President, General Counsel and Secretary
Leggett & Platt, Incorporated
No. 1 Leggett Road, Carthage, Missouri 64836
(417) 358-8131
(Name, Address, including Zip Code and Telephone Number,
including Area Code, of Agent For Service)

Please Send Copies of Communications to:
R. Randall Wang, Esq.
Bryan Cave LLP
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102-2750
(314) 259-2000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Interest	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Deferred Compensation Obligations (1)(4)	$20,000,000	100%	$20,000,000	$4,780.00
Common Stock, $0.01 par value per share and attached Preferred Stock Purchase Rights (2)(3)	N/A(4)	N/A(4)	N/A(4)	N/A(4)
Options to acquire shares of Common Stock (2)	N/A(4)	N/A(4)	N/A(4)	N/A(4)
			Total Fee	$4,780.00

(1)

The Deferred Compensation Obligations are unsecured obligations of Leggett & Platt, Incorporated to pay deferred compensation in the future in accordance with the terms of the Leggett & Platt, Incorporated Deferred Compensation Program.

(2)

This Registration Statement also covers such additional shares of Common Stock and Options to purchase shares of Common Stock as may be issuable pursuant to the antidilution provisions of the Deferred Compensation Plan and the 1989 Flexible Stock Plan, under which the shares of Common Stock and Options will be issued.

(3)

Each share of Common Stock issued also represents one Preferred Stock Purchase Right. Such Rights cannot currently trade separately from the underlying Common Stock and therefore do not carry a separate price or necessitate an additional registration fee.

(4)

The underlying shares of Common Stock listed herein have been registered, and the appropriate Registration Fee paid, pursuant to the Registration Statement on Form S-8 (File No. 333-60494) relating to Leggett & Platt, Incorporated's 1989 Flexible Stock Plan. The Options are a component of the Deferred Compensation Obligations, and the Proposed Maximum Offering Price of the Options has been included in, and the Registration Fee for the Options calculated and paid as a portion of, the Proposed Maximum Offering Price and Registration Fee of the Deferred Compensation Obligations. As a result, no additional registration fee is required to be paid upon the Options or the shares of Common Stock.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

        As permitted by the rules of the Securities and Exchange Commission, this Registration Statement omits the information specified in Part I of Form S-8. The documents containing the information specified in Part I of this Registration Statement will be sent or given to eligible employees as specified by Rule 428(b) promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Such documents are not being filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 promulgated under the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

           The following documents listed in (a) through (e) below, which are on file with the Securities and Exchange Commission, are incorporated herein by reference:

(a) Leggett & Platt, Incorporated’s (“Leggett & Platt” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-7845);

(b) The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001 (File No. 1-7845);

(c) The Company's Current Report on Form 8-K filed on November 1, 2001 (File No. 1-7845);

(d) The description of the Company’s common stock contained in Form 8-A dated June 5, 1979, as amended on Form 8 dated May 10, 1984, including any amendments or reports filed for the purpose of updating such description.

(e) The description of the Company’s preferred stock purchase rights contained in the Company’s Registration Statement on Form 8-A filed January 25,1999, including any amendments or reports filed for the purpose of updating such description.

          All documents subsequently filed by Leggett & Platt, Incorporated and the Plan pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 (the "1934 Act")(other than pursuant to Item 9 of Form 8-K), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated, or deemed to be incorporated, by reference herein, shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

Item 4.    Description of Securities.

           The Common Stock and Preferred Stock Purchase Rights of Leggett & Platt, Incorporated are registered under Section 12 of the 1934 Act and, accordingly, no description is provided hereunder.

          The following description of the deferred compensation obligations registered hereunder is qualified by reference to the Leggett & Platt, Incorporated Deferred Compensation Program (the "Plan"). A copy of the Plan is filed as Exhibit 4.1 to this Registration Statement.

          The Plan is available to (i) all officers of the Company subject to the requirements of Section 16 of the Securities Exchange Act of 1934, and (ii) such other employees of the Company as shall be selected by the Compensation Committee of the Board of Directors (the "Committee"). The deferred compensation obligations (the "Obligations") will be unsecured general obligations of the Company to pay the deferred compensation to participating officers and employees in the future in accordance with the terms of the Plan. The Obligations will rank equally with other unsecured and unsubordinated indebtedness of the Registrant outstanding from time to time.

           Each Plan participant may elect to defer all or a portion of his compensation to be received from the Company in the next calendar year, in accordance with the terms of the Plan. Participants may elect to defer compensation using any combination of three alternatives, discussed in more detail below: L&P Cash Deferral, Company Stock Options, or Diversified Investment Deferral. Deferred compensation vests at the time that the participant would have been entitled to receive the compensation but for the election to defer.

          Unless authorized by the Committee, the Company's obligation, as respects deferred compensation, may not be transferred, assigned or pledged during a participant's lifetime. The Company may amend or terminate the Plan at any time. However, no such amendment or termination will deprive any participant of the right to receive benefits previously vested under the Plan.

        Company Stock Options

           Participants may choose to defer compensation in exchange for Options to purchase the Company's stock at a future date. All Options shall be granted under the Company's 1989 Flexible Stock Plan, as amended, and shall be subject to the terms and conditions of that plan. In addition, all Options shall be non-qualified options not entitled to special tax treatment underss.422 of the Internal Revenue Code of 1986, as amended to date. Options shall be granted as of the date of the lowest closing stock price in December of each year or such other date as determined by the Committee.

          Unless the Committee determines otherwise, the number of shares granted to an electing participant is equal to the nearest number of whole shares determined under the following formula: Compensation Foregone divided by the difference between the Stock Price and the Exercise Price, multiplied by 1.176. For purposes of this calculation, "Compensation Foregone" is the sum of the deferred compensation plus any Lost Retirement Benefit Amount, as defined under the Plan. "Stock Price" means the lowest per share closing price during December of the year immediately preceding the year in which the deferred compensation would have been earned, and "Exercise Price" is 20% of the Stock Price.

          Options shall have a fifteen year term and are subject to certain limitations on transferability, as defined in the Plan. Options are exercisable at the later of 12 months after the grant date, or the date the option vests. Notwithstanding these provisions, any vested Option shall become immediately exerciseable upon the death or total and permanent disability of the participant. Any option not vested at the time a participant's employment with the Company terminates for any reason shall be terminated, and no Option shall be exercisable after the expiration of its term.

          Options may be exercised only by delivering a written notice to the Company accompanied by payment of the Exercise Price for the shares purchased, which may be in any combination of cash or shares of common stock, as further described in the Plan. A participant shall have no rights as a shareholder with respect to the shares covered by his Options until he receives a stock certificate for his shares.

        L&P Cash Deferral and Diversified Investment Deferral

          Compensation deferred under the L&P Cash Deferral component of the Plan will accrue interest from the date the deferred compensation would have been paid at a rate established by the Company's Senior Vice President-Finance and Administration or other officer serving as the Company's chief financial officer, or, in the discretion of the Committee, in such alternative manner as may be proposed by a participant.

          Compensation deferred under the Diversified Investment Deferral component of the Plan will be allocated among a number of hypothetical investment alternatives selected by the Committee. The Committee may change the available hypothetical investment alternatives from time to time. Each participant who invests in the Diversified Investment Deferral component of the Plan for a particular year may choose one or more of such hypothetical investment alternatives. Only whole percentages may be selected. However, the maximum Diversified Investment Deferral for any year may not exceed the greater of 20% of a participant's deferred compensation or 8% of his annual salary on the date of the election. Investment choices may be changed periodically; however, any such change shall be effective prospectively only. The procedures relating to the election and changes of investments, other than those listed above, shall be determined by the Committee from time to time.

          The participant may select the date or dates of payout for the L&P Cash Deferral and the Diversified Investment Deferrals on his election form. However, the date of the initial payment shall not be earlier than two years after the deferral election is made. The Committee may also establish maximum deferral periods and maximum pay out periods. The participant may also make a one-time election to extend the payout period for the L&P Cash Deferral and the Diversified Investment Deferral, although the election must be made at least six months before the first originally scheduled payment.

          In the event of an unforeseeable hardship, as defined in the Plan, the Committee may, in its sole discretion, permit early payment of all or a portion of a vested L&P Cash Deferral or Diversified Investment Deferral. In all other cases, a participant may withdraw, upon advance notice to the Company, all or part of his vested Diversified Investment Deferral subject to a penalty of 10% of the distribution.

          Finally, if a participant elects an L&P Cash Deferral, he may at a later date request that the Committee grant an Option in lieu of the L&P Cash Deferral. The Committee, at its sole discretion, may grant such request, on such date and upon such terms as it may determine. However, the participant will forfeit all accrued interest of the L&P Cash Deferral if the Committee grants his request.

Item 5.   Interests of Named Experts and Counsel.

        Ernest C. Jett, Vice President, General Counsel and Secretary of the Company, has rendered an opinion as to the legality of the Deferred Compensation Obligations, Common Stock and Options being registered hereby. Mr. Jett is paid a salary and bonus by the Company, participates in certain of the Company's employee benefit plans, and owns shares of Common Stock and options to acquire shares of Common Stock.

Item 6.    Indemnification of Directors and Officers.

        The Company is a Missouri corporation. Section 351.355 of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any claim, issue or matter in which he has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. This section also provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

        Under the Company's Restated Articles of Incorporation and Missouri corporation laws, each of the present and former directors and officers of the Company may be entitled to indemnification under certain circumstances from certain liabilities, claims and expenses arising from any threatened, pending or completed action, suit or proceeding (including any such action, suit or proceeding arising under the Securities Act of 1933 as amended), to which they are made a party by reason of the fact that he is or was a director or officer of the Company.

        The Company insures its directors and officers against certain liabilities and has insurance against certain payments which it may be obliged to make to such persons under the indemnification provisions of its Restated Articles of Incorporation.

Item 7.    Exemption from Registration Claimed.

        Not Applicable.

Item 8.    Exhibits.

        Reference is made to the Exhibit Index filed herewith.

Item 9.    Undertakings.
(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Carthage, State of Missouri on the 12th day of December, 2001.

LEGGETT & PLATT, INCORPORATED
By:	/s/ Michael A. Glauber
Michael A. Glauber, Senior Vice President - Finance and Administration

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Felix E. Wright* Felix E. Wright	Vice Chairman of the Board, President and Chief Executive Officer; and Director (Principal Executive Officer)	December 12, 2001
Michael A. Glauber* Michael A. Glauber	Senior Vice President - Finance and Administration (Principal Financial Officer)	December 12, 2001
Allan J. Ross* Allan J. Ross	Vice President - Accounting (Principal Accounting Officer)	December 12, 2001
Harry M. Cornell, Jr.* Harry M. Cornell, Jr.	Chairman of the Board	December 12, 2001
Raymond F. Bentele* Raymond F. Bentele	Director	December 12, 2001
Ralph W. Clark* Ralph W. Clark	Director	December 12, 2001
Robert Ted Enloe, III* Robert Ted Enloe, III	Director	December 12, 2001
Richard T. Fisher * Richard T. Fisher	Director	December 12, 2001

Bob L. Gaddy* Bob L. Gaddy	Senior Vice President; Chairman and Chief Executive Officer - Aluminum Products Segment; Director	December 12, 2001
David S. Haffner* David S. Haffner	Executive Vice President and Chief Operating Officer; Director	December 12, 2001
Thomas A. Hays* Thomas A. Hays	Director	December 12, 2001
Robert A. Jefferies, Jr.* Robert A. Jefferies, Jr.	Senior Vice President - Strategic Planning; Director	December 12, 2001
Alexander M. Levine* Alexander M. Levine	Director	December 12, 2001
Duane W. Potter* Duane W. Potter	Senior Vice President; Director	December 12, 2001
Maurice E. Purnell, Jr.* Maurice E. Purnell, Jr.	Director	December 12, 2001
Alice L. Walton	Director	December __, 2001
*By:	/s/ Michael A. Glauber
Michael A. Glauber Attorney-in-Fact (Pursuant to a Power of Attorney dated December 6, 2001)
EXHIBIT INDEX
Exhibit Number	Description
3.1	Restated Articles of Incorporation as of May 13, 1987, incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-7845).
3.2	Amendment to Restated Articles of Incorporation dated
May 12, 1993, incorporated by reference to Exhibit 3.2 to
Registrant's Annual Report on Form 10-K for the year
ended December 31, 1998 (File No. 1-7845).

3.3	Amendment to Restated Articles of Incorporation dated May
16, 1999, incorporated by reference to Exhibit 3.3 to the
Registrant's Annual Report on Form 10-K for the year
ended December 31, 1999 (File No. 1-7845).

3.4	By-Laws of the Registrant with all amendments through
March 15, 1999, incorporated by reference to Exhibit 3.3
to Registrant's Annual Report on Form 10-K for the year
ended December 31, 1998 (File No. 1-7845).

3.5	Rights Agreement effective February 15, 1999 between the
Registrant and ChaseMellon Shareholder Services, LLC
pertaining to preferred stock purchase rights distributed
by the Registrant, incorporated by reference to Exhibit 4
to the Registrant's Current Report on Form 8-K filed
December 1, 1998 (File No. 1-7845).

4.1	Leggett & Platt, Incorporated Deferred Compensation Program.
5.1	Opinion of Ernest C. Jett, Vice President, General Counsel and Secretary of Leggett & Platt, Incorporated.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Ernest C. Jett, Vice President, General Counsel and Secretary (included in Exhibit 5.1).
24.1	Power of Attorney.